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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 13)<F*>


                     CROWN CENTRAL PETROLEUM CORPORATION
                     -----------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                 --------------------------------------------
                        (Title of Class of Securities)


                                 00228219101
                                 -----------
                               (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                          ST. LOUIS, MISSOURI 63105
                                (314) 889-0218
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                March 29, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
    <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 Page 1 of 6

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    This Amendment No. 13 to Schedule 13D amends Items 4 and 7 of Amendment
No. 12 to Schedule 13D filed jointly on March 10, 2000 ("Amendment No. 12") by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 12 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.
-------

    Item 4 of Amendment No. 12 is amended to add at the end thereof the following paragraph:

    On March 29, 2000, Apex submitted a letter to the Company reaffirming its prior proposal to acquire all outstanding shares of Class A and Class B shares not owned by Apex or the other filing persons at a price of $9.20 per share, payable in cash. Apex also expressed its intention to advance a stock-for-stock proposal originally made in November, 1999, which would value existing Crown shares at $10 per share. As a third alternative, Apex proposed to purchase 3.5 million to 4.5 million Class A common shares from the Company in a private placement at a price of $9.50 per share. Both the stock-for-stock and private placement alternatives include a price incentive pursuant to which Crown shareholders would receive cash distributions after December 31, 2001, if the average closing price of Crown's shares failed to reach $12.00 per share for any period of five consecutive trading days during the period between the closing of the transaction and December 31, 2001. The per share distribution would be equal to the difference between $12.00 and the highest five-day average closing price during the period. Each proposal is subject various conditions precedent. A copy of the letter is filed as an exhibit to this Amendment No. 13 and is incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT.
-------

    The following are filed herewith as exhibits:

Exhibit VI:   Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit VII:  Copy of Letter dated March 29, 2000, from Apex Oil Company,
              Inc.

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SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000

     /s/ Paul A. Novelly
--------------------------------------------------
     Paul A. Novelly


Golnoy Barge Company, Inc.

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Trustee

By:  /s/ John K. Pruellage
   -----------------------------------------------
     John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:  /s/ Douglas D. Hommert
   -----------------------------------------------
     Douglas D. Hommert, Trustee

By:  /s/ William Lauber
   -----------------------------------------------
     William Lauber, Trustee


     /s/ P.A. Novelly, II
--------------------------------------------------
     P.A. Novelly, II

     /s/ John K. Pruellage
--------------------------------------------------
     John K. Pruellage

     /s/ Douglas D. Hommert
--------------------------------------------------
     Douglas D. Hommert

     /s/ William Lauber
--------------------------------------------------
     William Lauber

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                   EXHIBIT VI TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                          Dated as of March 30, 2000

    The undersigned each hereby agree that the Amendment No. 13 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  March 30, 2000

    /s/  Paul A. Novelly
--------------------------------------------------
    Paul A. Novelly

Golnoy Barge Company, Inc.

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
    P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:  /s/  P.A. Novelly, II
   -----------------------------------------------
    P.A. Novelly, II, Trustee

By:  /s/  John K. Pruellage
   -----------------------------------------------
    John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:  /s/  Douglas D. Hommert
   -----------------------------------------------
    Douglas D. Hommert, Trustee

By:  /s/  William Lauber
   -----------------------------------------------
    William Lauber, Trustee

    /s/  P.A. Novelly, II
--------------------------------------------------
    P.A. Novelly, II

    /s/  John K. Pruellage
--------------------------------------------------
    John K. Pruellage

    /s/  Douglas D. Hommert
--------------------------------------------------
    Douglas D. Hommert

    /s/  William Lauber
--------------------------------------------------
    William Lauber

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                  EXHIBIT VII TO AMENDMENT TO SCHEDULE 13-D

                 Copy of Letter from Apex Oil Company, Inc.
                 ------------------------------------------

March 29, 2000

Committee of Independent Directors
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201

Ladies and Gentlemen:

    Enclosed herewith is a form of acquisition agreement we are submitting as a revision to our March 9, 2000 merger proposal to the Board of Directors of Crown Central Petroleum Corporation ("Crown"). As you know, on March 9, 2000, we submitted our $9.20 per share cash merger proposal with accompanying draft of merger agreement. On March 15, 2000, your counsel submitted to us a "mark-up" of our form of merger agreement suggesting, inter alia, that the transaction we proposed be restructured to include a first step tender offer and follow-up merger. Although we have had no substantive response to our proposal, because we have no objection to restructuring the transaction as your counsel requested, we are submitting the enclosed acquisition agreement to replace the merger agreement previously submitted. As outlined in the attached document, this offer is conditioned upon a reasonable period to complete due diligence and finalize replacement financing for Crown's $125 million of senior bonds. We are actively pursuing this replacement financing.

    We are also enclosing a copy of Apex's Unaudited Consolidated Financial Statements for February 2000, to help demonstrate our earnings power and ability to complete an acquisition of Crown.

    Your facsimile memorandum of Friday, March 24, 2000 indicates a "preference" for cash bids. We find this interesting as our repeated requests over the past months to meet with the Committee to discuss options for potential transactions and/or determine the Committee's preferences have been thwarted on one pretext or another. Despite this newfound direction, we continue to believe that other alternatives may provide more value to the Crown shareholders.

    Our stock-for-stock merger proposal, which we initially made in November 1999, values the existing Crown shares at a minimum of $10.00 per share.
Your counsel has informed us that you are unwilling to meet with us to explore a stock-for-stock transaction, and advised that our investment bankers (Bear Stearns & Co.) must meet with your bankers (Credit Suisse First Boston) to present and discuss the terms of such a transaction. Accordingly, we have instructed our bankers to prepare the appropriate presentation and schedule a meeting with CSFB as soon as practicable for this purpose. When they meet, Bear Stearns will explain that our stock-for-stock proposal now contains value protection for Crown shareholders in that Apex will commit to make a "shortfall distribution" to all shareholders on December 31, 2001 if the average closing price of the shares for the combined company has not reached $12.00 (a 50% increase over the current price) for a period of at least five consecutive days prior to that date. The "shortfall distribution" will be equal to the difference between $12.00 and the highest five-day average closing price during the period. This stock-for-stock merger proposal is similarly conditioned upon a reasonable period to complete due diligence and finalize replacement financing for Crown's $125 million of senior bonds.

    Because we have been unable to meet with the Committee and get your input, we have also been unable to present, for consideration by the Committee, other alternatives to maximize shareholder value.

                                      5

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As a third alternative to our all-cash and all-stock proposals, Apex would purchase between 3.5 and 4.5 million Class A common shares from Crown in a private placement at a price of $9.50 per share, infusing badly needed equity into the company. Further, Apex would provide the same "shortfall distribution" incentive outlined above based on the $12.00 per share average closing price. This proposal would not be conditioned upon further due diligence. However, suspension of the Rights Agreement dated February 1, 2000 and replacement financing, to the extent that the $125 million of senior bonds become due as a result of this transaction, would be conditions.

    In contrast to the discussions with counsel for the Committee on Thursday, March 23, 2000 in which we were instructed to have Bear Stearns contact CSFB, the March 24, 2000 memorandum requests "best and final offers" to be submitted no later than 4:30 pm today. However, the request for such offers expressly notes that the Committee is not bound by the deadline, may not bring the process to conclusion at the end of today, and may modify any of the procedures used prior to the deadline. We can only conclude from these events that you desire to have cash offers submitted today but will consider the proposals presented to CSFB in due course. Bear Stearns will be contacting CSFB soon to continue this process. As you know, our $9.20 per share cash offer has been extended, at your request, and does not expire until April 17, 2000.

    Finally, we must again reiterate our concern that there exists some bias among certain of your management personnel against Apex and in favor of a related party. A number of circumstances contribute to our concerns. The Chairman of your board is maintaining a competing offer for Crown, at a price that we and other shareholders believe to be inadequate. There have been repeated delay tactics to forestall a meeting with us and avoid our due diligence. We have received contradictory responses from representatives of the Committee. Now, you have established the date for the "best and final offers" on the day of Crown's release of its 1999 Form 10-K. All of these
circumstances fuel our concerns that the process has been compromised.   We
again are requesting the opportunity to meet with the Committee to discuss our interest in combining our companies and, as a result thereof, to refine our "best and final" proposal.

    We firmly believe that a combination of our companies serves the best interests of our respective shareholders, employees, business partners and communities. Given that our proposals to date result in the highest values being offered to Crown shareholders, and the past unfair treatment we have been afforded in our attempts to discuss our proposals with your board, we urge full consideration of our position.

    By copy of this letter, we are forwarding courtesy copies of our acquisition agreement to both Credit Suisse First Boston and Skadden, Arps, Slate, Meagher & Flom.


                                       Sincerely,
                                       Apex Oil Company, Inc.



                                       Edwin L. Wahl
                                       President